

Empire Global Corp.
671 Westburne Dr.
Concord, Ontario L6A 0P6
(EMGL.OTCQB)

August 15, 2014

Multigame Enterprise Ltd.
C/o Mr. Giuseppe Joe Parolini
357 Westridge Drive
Kleinburg, Ontario, Canada
L0J 1C0

Via: Email and regular post

Re: **RESCISSION LETTER**

Dear Mr. Parolini,

This letter informs you of the rescission of the uncompleted Share Exchange Agreement first entered into on May 15, 2014.

The rescission by reasons of non-performance, is pursuant to provisions of the Conditions To Obligations of Empire clauses 6.1, 6.2 and 6.4.

In accordance with the requirements of the United States Securities and Exchange Act., Empire Global Corp. will file on form 8-K under Item 1.02 Termination of a Material Definitive Agreement notice and reasons of this rescission.

I trust you find this correspondence meets with your understanding as of the date of this letter.

Yours very truly,

Michele Ciavarella, B.Sc.
Chairman and CEO